FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2014 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

    On October 7, 2014, the registrant and Korea Electrotechnology Research Institute (KERI) Collaborate through R&D Support Program to bring Commercial Image Sensor to Market

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 7, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and Korea Electrotechnology Research Institute (KERI) Collaborate through R&D Support Program to bring Commercial Image Sensor to Market

Global X-ray equipment market forecast to reach $12B by 2017

MIGDAL HAEMEK, Israel and CHANGWON, Korea, October 7, 2014 – TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, and the Korea Electrotechnology Research Institute (KERI), a non-profit government-funded research institute in Republic of Korea, announced today an on-going collaboration on an R&D support program which has led to successful development of a CMOS image sensor which is ready for the commercial market.

Since 2009, TowerJazz has partnered with KERI through diverse programs to provide pixel IP, special R&D assistance and other support. Due to these activities, along with KERI’s superior design ability and ceaseless efforts, development of products such as X-ray detectors for medical imaging (dental CT, C-ARM, and mammography) has been successful and performance has reached the commercialization level.

The global X-ray equipment market for medical, dental and veterinary applications reached the $10 billion mark in 2012 and should increase by 18 percent to $12 billion by 2017, according to IMS Research. KERI already has agreements with various commercial companies for technology transfer and detailed plans are under discussion now.  KERI expects mass production to begin in 2015 for this CMOS image sensor and expected sales revenue could easily reach over $10 million per year once ramp up occurs.

“With the great support of TowerJazz, our image sensor is ready to be commercialized. Since the beginning, TowerJazz has been supporting and encouraging us throughout the development process by providing specialized technical service and prompt response from on-site experts with diverse experience. We will maintain our strong relationship while starting production in the coming year for this product and we look forward to future cooperation at TowerJazz’s 12” fab in Japan through TowerJazz Panasonic Semiconductor Co.,” said Dr. Sung Chae Jeon, Principal Research Engineer, Korea Electrotechnology Research Institute.

“We are very pleased with the successful development of KERI’s commercialized CMOS image sensor. KERI’s excellent technical ability and continual collaboration with our engineering team helped achieve their goal of commercialization. We will continue to support our customers and partners by looking into their long-term roadmaps and milestones to ensure full alignment and achieve mutual success,” said Michael Song, Vice President of Sales and President of TowerJazz Korea.

Collaboration between TowerJazz and KERI will continue further with an opportunity for next-generation products to be manufactured at TowerJazz Panasonic Semiconductor Co.’s (TPSCo’s) 12” fab in Japan.

About KERI
Since its establishment in 1976, the Korea Electrotechnology Research Institute (KERI) has been playing a central role in the advancement of scientific technology and industrial development in Korea by leading R&Ds and testing in the electric power, electricity and electric utility fields. With KERI’s accumulated technological power and expertise, it intends on developing advanced fusion technologies, converging traditional technologies with IT, NT, BT and ET. Through these efforts, KERI wishes to lead the development of original technologies of the future and the creation of new, knowledge-based industries.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
KERI Company/Media Contact: Mr. Ryu, Dongsu | Team Leader of PR & Cooperation Department | +82-55-280-1078 | bagdad73@keri.re.kr